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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25                 ---------------
                                                              SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING           000-22609
                                                              ---------------
(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q        ---------------
             [ ] Form N-SAR                                    CUSIP NUMBER
                                                                749121109
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               For Period Ended: June 30, 2002

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

QWEST COMMUNICATIONS INTERNATIONAL INC.
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Full Name of Registrant

NOT APPLICABLE
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Former Name if Applicable

1801 CALIFORNIA STREET
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Address of Principal Executive Office (Street and Number)

DENVER, COLORADO 80202
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X]       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date*; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The timing of the filing of the Form 10-Q is addressed more fully in the press releases which are incorporated by reference to this Form 12b-25.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

As announced in its press releases dated July 28, 2002 and August 8, 2002, each filed as an Exhibit to Forms 8-K filed on July 29, 2002 and August 8, 2002, respectively, earlier this year the company and its board of directors began an analysis of, among other things, revenue recognition and accounting treatment for optical capacity asset sales (particularly sales to customers from which the company agreed to purchase optical capacity assets), the sale of equipment by the company to certain customers and certain accounting policies and practices with respect to its QwestDex directories business, including, among other things, the changes in the production schedules and lives of some of its QwestDex directories. At this time the company expects that it will restate prior periods as a result of its determination that certain accounting policies may have been inappropriately applied and certain transactions were recorded incorrectly. The company is continuing to analyze its accounting policies and practices in consultation with its new auditors and is consulting with its new auditors on the scope of a restatement and what adjustments would be required. In addition, the company has commenced a review of its internal controls. The company will attempt to conclude these analyses promptly. However, as a result of the change in auditors and the ongoing investigation by the U.S. Securities and Exchange Commission, the company cannot state with certainty when a restatement will be completed. Until the Company determines the scope of the restatement and the required adjustments, the company is not in a position to determine the impact on the results of operations for the three and six months ended June 30, 2002. Accordingly, the company is not in a position to timely file its Quarterly Report on Form 10-Q. The company will attempt to file the Quarterly Report Form 10-Q as soon as it has sufficient certainty of the impact on this period of the expected restatement.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Yash A. Rana                   303              992-5109
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                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).    [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?              [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please refer to the company's press releases dated July 28, 2002 and August 8, 2002, each incorporated by reference herein from the Forms 8-K filed with the Securities and Exchange Commission on July 29, 2002 and August 8, 2002, respectively.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date AUGUST 15, 2002            By /S/ OREN G. SHAFFER
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                                Name:   Oren G. Shaffer
                                Title:  Vice Chairman, Executive Vice
                                        President and Chief Financial Officer